

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 28, 2016

Dmitrii Iaroshenko
President
Bylog Group Corp.
84/1 Bilang, Hutan #402, Liaoning Province
Dalian City, District ZhongShan 116013, China

> **Re: Bylog Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2016**
> **File No. 333-211808**

Dear Mr. Iaroshenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Where we refer to prior comments, we are referring to our letter dated June 30, 2016.

General

1.   We note your response to prior comment 1, but we are unable to concur with your assertion that you are not a shell company as defined in Rule 405 based on the information provided. In particular, we note that as of March 31, 2016, your primary asset is $8,758 in cash and that as of that date you have only generated $2,718 in revenues. Additionally, although you provide an explanation for why you believe your operations are more than "nominal," we note your disclosure on page 9 describing your business as only having made "nominal sales" and your cover page disclosure stating that "to date we have been involved primarily in organizational activities." Please provide further support for your belief that you are not a shell company. Alternatively, revise your filing to disclose that you are a shell company on the prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

Summary Financial Information, page 6

2.   We note your disclosure indicating that the information presented was "derived from [y]our audited financial statements for the period from August 21, 2015 (Inception) to March 31, 2016." Considering the information presented is derived from your audited financial statements, please revise to remove the word "audited" from each column heading.

Government Regulation, page 25

3.   We note the added disclosure here and in your risk factor section in response to prior comment 9. You disclose that you "do not believe that regulation will have a material impact" on the way you conduct your business, and that you will be allowed to develop your "Internet service platform in China without any regulatory impact" if you meet certain specified criteria. Please provide us with detailed support for these disclosures, including citations to PRC regulatory materials consulted, and/or revise your disclosures as appropriate. In addition, expand your discussion to describe more specifically how the "PRC government extensively regulates the internet industry," particularly as it relates to you as a foreign company in the internet industry seeking foreign investment. Expand your risk factor disclosure to discuss the related risks you and your investors may face.

You may contact David Edgar, Staff Accountant at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services